Exhibit 99.4
[BLAKE, CASSELS & GRAYDON LLP]

May 2, 2012

Filing of Registration Statement on Form F-10 (the “Registration Statement”)

We hereby consent to the use of our name in the Registration Statement on Form F-10 filed by Pretium Resources Inc. on February 24, 2012, as such may thereafter be amended or supplemented, including the supplement dated May 2, 2012, and in the prospectus contained therein. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities of 1933, as amended.

Yours very truly,

/s/ Blake, Cassels & Graydon LLP
Blake, Cassels & Graydon LLP